Dolly Varden Silver Intersects 467 g/t Silver over 15.32
Meters, Including 1,309 g/t Silver over 2.32 Meters at
Wolf Vein

VANCOUVER, BC, January 20, 2026, Dolly Varden Silver Corporation (TSX-V: DV | NYSE MKT: DVS | FSE: DVQ) (the "Company" or "Dolly Varden") is pleased to announce results from drilling on the Wolf Vein. A total of 32 drill holes were completed at the Wolf Vein in the 2025 program combining infill and vertical extension as well as southwest step-outs towards the projected position of the Central Valley Fault.  High-grade silver mineralization was intersected in infill drill holes including DV25-435 which returned 467 g/t silver over 15.32 meters, including 1,309 g/t silver over 2.32 meters within the mineralized plunge.

A very significant finding during the 2025 program was the discovery of mineralization similar to that of the Torbrit silver deposit at a shallow depth in drilling across the Central Valley Fault (CVF). 518 g/t silver was intersected over 0.52 meters in drill hole DV25-470. A portion of the total 56,131 meter drilled in 2025 at the Company's 100% owned Kitsault Valley Silver and Gold Project was drilled at the Wolf Vein to expand and infill along the plunge of high-grade silver mineralization to the southwest and test across the CVF once it was encountered.

Highlights from Wolf Vein Infill and Vertical expansion Drilling

DV25-435: 467 g/t Ag, 0.60% Pb and 0.66% Zn over 15.32 meters, including
 1,309 g/t Ag, 0.19% Pb and 0.24% Zn over 2.32 meters

DV25-436: 323 g/t Ag, 1.16% Pb and 2.13% Zn over 22.86 meters, including

 644 g/t Ag, 1.33% Pb and 1.33% Zn over 5.74 meters

Zone 2 319 g/t Ag, 0.31% Pb and 1.15% Zn over 13.08 meters, including

 1,820 g/t Ag, 0.07% Pb and 0.47% Zn over 0.50 meter

DV25-439: 659 g/t Ag, 5.30% Pb and 9.27% Zn over 4.87 meters, including

 3,450 g/t Ag, 2.02% Pb and 5.56% Zn over 0.55 meter

DV25-461: 419 g/t Ag, 1.90% Pb and 1.17% Zn over 10.90 meters, including

 2,300 g/t Ag, 13.90% Pb and 5.55% Zn over 1.00 meter

"In addition to the successful infill and expansion of the Wolf Vein, the discovery of silver bearing mineralization similar to the Torbrit Deposit is a very significant step in connecting the Wolf Vein with Torbrit, located over one kilometer to the south. Connecting the two largest silver deposits in the Kitsault Valley trend has been a priority goal of our exploration team," said Shawn Khunkhun, President and CEO of Dolly Varden Silver.

Two drill holes testing below the lower extent of the plunging silver zone intersected gold values from within the Wolf structure and vein extension down dip.

DV25-467: Follow up drilling targeting 60m down dip from DV25-446 (previously released September 2, 2025) intersected the vein grading 2.15 g/t Au (with 0.23% Pb and 5.19% Zn) over 3.77 meters, no significant silver

DV25-457: also tested below the main silver plunge zone and intersected 0.53 g/t Au and over 6.85 meters within the wider Wolf Structure alteration zone that graded 15 g/t silver and 0.22 g/t gold (with 0.48% lead and 0.49% zinc) over 26.85 meters.

* Intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 65% of core lengths, further modelling of the new intersections is needed before true widths can be estimated. See results table for depths.

Figure 1.  Plan of Wolf Vein mineralized zone (in red) highlighting all 2025 drilling completed with lithology on drill trace. Central Valley Fault inferred from drilling below sediment cap.

Wolf Vein and New Discovery

The Wolf Vein is hosted in Jurassic-age Hazelton Formation volcanic rocks and is interpreted as a structurally controlled, multi phased, epithermal vein and vein breccias that occur along a southwest plunging zone of wider, high-grade silver mineralization. Native silver, pyrargyrite, argentite and argentiferous galena are hosted in multiple phases of silica and iron carbonate veins and breccias. The presence of elevated gold below the high-grade silver system as well as increased lead and zinc values deeper on the plunge indicate a strengthening system at depth. The extention of the mineralization discovered underneath the sedimentary rock cap and the initial Wolf deposit that comes to surface has now been defined over a plunge extent of 1,100 meters at -45 degree plunge to the southwest.

Drilling in 2025 continued to expand the down plunge potential of the Wolf Vein towards the intercept point with the CVF. The deepest southwest holes drilled proximal to the CVF intercepted broken Wolf mineralization and off set blocks. A single drill hole, DV25-470, that was designed to test the possible projection of the Wolf Vein across the CVF instead intercepted Torbrit style exhalative and oxide layered mineralization associated with a 40 meter length (true width not known) quartz-pyrite vein with an average silver grade of 23 g/t similar to a vein within the Moose Lamb Fault near the Torbrit deposit. This important discovery will be followed during the 2026 exploration program.

Highlight from step out across CVF:

DV25-470: Torbrit Style: 518 g/t Ag, 0.19% Pb and 0.34% Zn over 0.52 meters, within a wider zone of mineralization and wall rock grading 66 g/t Ag, 0.12% Pb and 0.19% Zn over 12.45 meters

Figure 2.  Longitudinal Section of Wolf Vein with mineralization envelope in red. All drilling shown with 2025 drilling labelled and lithology. Plunge of high-grade silver mineralization extended down dip below DV24-421 2024 step out.

Figure 3 Cross Section of Wolf Vein looking Northeast with mineralization envelope in red. 2025 drilling extended vertical extent of high-grade, wider silver mineralization to over 100 meters.

Figure 4.    Core from drill hole DV25-470 exhibiting Torbrit style mineralization discovered across the southwest side of the Central Valley Fault. Native silver mineralization within a 0.52 centimetre interval starting at 490 meters depth grades 518 g/t Ag.

Table 1: Drill Hole Assays from Wolf Vein

Target	Hole ID	From (m)	To (m)	Length (m)*	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)
WOLF	DV25-434	730.53	731.73	1.20	170	0.37	0.20	0.01
VEIN	and	732.47	732.97	0.50	155	0.87	0.32	0.05
	and	758.73	764.46	5.73	261	3.32	0.66	0.08
	including	760.41	761.04	0.63	1175	1.03	1.34	0.20
	and	791.55	793.79	2.24	275	0.14	0.13	0.02
	DV25-435	640.49	655.81	15.32	467	0.60	0.66	0.08
	including	646.41	646.97	0.56	1315	0.15	0.16	0.20
	including	651.72	654.04	2.32	1309	0.19	0.24	0.14
	DV25-436	658.05	680.91	22.86	323	1.16	2.13	0.04
	including	665.68	680.91	15.23	451	1.31	1.23	0.03
	including	674.39	680.13	5.74	644	1.33	1.33	0.06
	and	698.40	711.48	13.08	319	0.31	1.15	0.02

including	698.40	702.88	4.48	552	0.10	0.40	0.03
including	699.00	699.50	0.50	1820	0.07	0.47	0.02
including	705.83	709.50	3.67	391	0.81	3.35	0.01
DV25-437	23.57	25.67	2.10	24	nsv	nsv	2.43
and	747.00	747.50	0.50	422	0.31	0.06	0.01
and	780.11	788.34	8.23	275	1.64	5.00	0.03
including	784.94	786.32	1.38	747	0.94	2.39	0.04
DV25-438	748.23	762.41	14.18	255	0.16	0.12	0.02
including	750.40	751.29	0.89	604	0.19	0.14	0.01
including	754.77	755.42	0.65	1130	0.41	0.09	0.03
and	820.02	820.90	0.88	233	12.25	2.42	0.02
and	825.26	827.06	1.80	137	1.48	2.37	0.01
DV25-439	742.13	747.00	4.87	659	5.30	9.27	0.01
including	742.54	742.96	0.42	603	24.78	25.30	0.02
including	745.81	746.36	0.55	3450	2.02	5.56	0.02
DV25-440	695.86	705.00	9.14	141	0.21	1.03	0.04
including	699.74	702.50	2.76	284	0.29	0.28	0.04
and	711.39	712.43	1.04	153	5.45	5.05	0.04
and	721.35	721.95	0.60	483	0.77	0.88	0.09
DV25-441	nsv
DV25-442	841.00	841.73	0.73	178	0.78	2.25	0.02
and	845.66	846.56	0.90	173	0.22	0.43	0.04
and	859.00	860.00	1.00	111	2.54	3.00	0.04
and	862.71	863.19	0.48	167	1.30	1.34	0.04
DV25-443	830.31	831.13	0.82	405	0.33	0.44	0.02
DV25-444	782.19	782.98	0.79	269	2.03	2.57	0.46
DV25-445	621.80	627.50	5.70	249	1.16	1.61	0.03
including	624.50	625.00	0.50	992	6.95	7.38	0.02
and	629.81	630.73	0.92	184	0.12	0.07	0.01
DV25-447	603.72	604.22	0.50	188	0.56	1.33	0.02
and	606.71	607.21	0.50	318	0.27	0.44	0.02
DV25-448	709.04	710.00	0.96	149	0.07	0.06	0.01
and	714.50	715.00	0.50	111	0.29	0.40	0.01
DV25-449	801.52	809.19	7.67	219	0.09	0.17	0.02
and	818.20	821.87	3.67	332	0.18	0.08	0.02
DV25-450	854.70	870.55	15.85	306	0.39	1.22	0.09
including	858.53	859.14	0.61	557	0.53	1.20	0.05
including	863.84	865.84	2.00	888	0.36	0.41	0.36
including	868.13	868.95	0.82	796	0.70	1.53	0.17
DV25-451	732.69	756.13	23.44	148	1.44	2.26	0.03
including	732.69	740.23	7.54	239	1.82	3.12	0.02
including	736.70	737.20	0.50	1025	0.13	0.54	0.04
including	744.65	749.00	4.35	224	2.17	0.86	0.02

	including	753.40	753.90	0.50	326	12.10	2.05	0.10
	and	785.60	786.39	0.79	18	0.59	5.97	0.35
	DV25-452	666.82	668.31	1.49	80	0.35	0.18	0.02
	DV25-453	321.28	321.79	0.51	30	2.30	1.03	0.03
	and	424.56	425.06	0.50	129	0.35	0.07	0.01
	DV25-454	nsv
	DV25-455	nsv
	DV25-456	nsv
	DV25-457	793.50	820.35	26.85	15	0.48	0.49	0.22
	including	794.20	794.80	0.60	107	9.53	6.50	0.04
	including	795.30	795.90	0.60	187	6.27	1.25	0.13
	including	813.50	820.35	6.85	6	0.06	0.14	0.53
	DV25-461	771.00	771.75	0.75	48	0.16	3.05	0.02
	and	774.00	784.90	10.90	419	1.90	1.17	0.05
	including	781.90	782.40	0.50	2300	13.90	5.55	0.25
	including	784.40	784.90	0.50	1345	0.80	0.65	0.04
	DV25-462	591.55	592.88	1.33	nsv			3.69
	DV25-463	921.00	923.00	2.00	188	0.39	0.47	0.03
	DV25-466	831.10	833.09	1.99	126	0.20	0.02	0.03
	DV25-467	871.62	874.53	2.91	348	0.43	1.20	0.04
	including	871.62	872.44	0.82	926	0.48	1.67	0.01
	and	899.50	918.30	18.80	1	0.64	4.41	0.92
	including	902.73	906.50	3.77	20	0.23	5.19	2.15
ACROSS	DV25-470	485.10	497.85	12.75	66	0.12	0.19	0.02
CENTRAL	including	490.00	490.52	0.52	518	0.19	0.33	0.01
FAULT	including	494.00	496.00	2.00	186	0.04	0.07	0.04
	VEIN ZONE	522.15	562.55	40.40	23	0.07	0.31	0.07
	including	536.75	538.30	1.55	26	0.03	0.29	0.29
	including	559.74	560.24	0.50	117	0.02	0.83	0.16
	including	942.50	943.00	0.50	110	0.19	0.04	0.01

*All intervals shown are core length. Estimated true widths vary depending on intersection angles and range from 55% to 65% of core lengths, further modelling of the new interpretation is needed before true widths can be calculated.

Table 2: Drill hole data for Wolf Vein holes reported in this release

Hole ID	Easting UTM83 (m)	Northing UTM83 (m)	Elev. (m)	Azimuth	Dip	Length (m)
DV25-435	467247	6173021	369	304	-63	684
DV25-436	466833	6173608	456	125	-60	750
DV25-437	466747	6173591	489	125	-60	822
DV25-438	467250	6173004	368	299	-55	867
DV25-439	466747	6173591	489	125	-60	792
DV25-440	467247	6173021	369	307	-59	783
DV25-441	466833	6173608	456	125	-60	714
DV25-442	466747	6173591	489	125	-60	906
DV25-443	467250	6173004	368	300	-61	930
DV25-444	467247	6173021	369	304	-63	816
DV25-445	466833	6173608	456	125	-60	690
DV25-447	466833	6173608	456	125	-60	703
DV25-448	467250	6173004	368	299	-55	834
DV25-449	467249	6172975	368	277	-59.5	894
DV25-450	466747	6173591	489	125	-60	933
DV25-451	466833	6173608	457	125	-60	822
DV25-452	467250	6173004	368	303	-57	819
DV25-453	467075	6174020	397	118	-51	657
DV25-454	467075	6174020	397	118	-63	372
DV25-455	467249	6172975	368	290	-58	888
DV25-456	466814	6173688	447	107	-64	1059
DV25-457	466833	6173608	457	141	-63	855
DV25-458	466836	6172222	687	145	-50	576
DV25-459	466841	6175478	534	180	-75	447
DV25-460	466841	6175478	534	110	-60	504
DV25-461	466833	6173608	457	141	-63	849
DV25-462	467249	6172975	368	292	-59	960
DV25-463	466814	6173688	447	107	-64	1053
DV25-464	467249	6172975	368	286	-58	912
DV25-465	467249	6172975	368	282	-56	897
DV25-466	466814	6173688	447	105	-60	1032
DV25-467	466747	6173591	489	137	-59	960
DV25-468	467672	6175851	881	164	-63	246
DV25-469	467672	6175851	881	146	-60	201
DV25-470	467015	6172813	383.7	300	-61	1056

Quality Assurance and Quality Control

The Company adheres to CIM Best Practices Guidelines for exploration related activities conducted on its property. Quality Assurance and Quality Control (QA/QC) procedures are overseen by the Qualified Person.

Dolly Varden QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

Analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2mm (10 mesh), of which a 500 gram split is pulverized to minus 200 mesh. Multi-element analyses were determined by Inductively Coupled Plasma Mass Spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process. High grade silver testing was determined by Fire Assay with either an atomic absorption, or a gravimetric finish, depending on grade range. Au is also determined by fire assay on a 30g split with either atomic absorption, or gravimetric finish, depending on grade range. Metallic screen on a 1.0kg sample may be completed on high-grade gold samples.

Qualified Person

Rob van Egmond, P.Geo., Vice-President Exploration for Dolly Varden, the "Qualified Person" as defined by NI 43-101 has reviewed and approved the scientific and technical information contained in this news release.  Rob van Egmond, P.Geo. is not independent of the Company in accordance with NI 43-101.

About Dolly Varden Silver Corporation

Dolly Varden Silver Corporation is a mineral exploration company focused on advancing its 100% held Kitsault Valley Project (which combines the Dolly Varden Project and the Homestake Ridge Project) located in the Golden Triangle of British Columbia, Canada, 25kms by road to tide water. Including the Kitsault Valley Project, the Company has consolidated approximately 100,000Ha of prospective tenure in the Golden Triangle with 5 past producing high-grade silver mines including Dolly Varden, Torbrit, Porter Idaho, Mountain Boy and Esperanza historic mines. The 163 sq. km. Kitsault Valley Project hosts the high-grade silver and gold resources of Dolly Varden and Homestake Ridge along with the past producing Dolly Varden and Torbrit silver mines. It is considered to be prospective for hosting further precious metal deposits, being on the same structural and stratigraphic belts that host numerous other, on-trend, high-grade deposits, such as Eskay Creek and Brucejack. The Kitsault Valley Project also contains the Big Bulk property which is prospective for porphyry and skarn style copper and gold mineralization, similar to other such deposits in the region (Red Mountain, KSM, Red Chris).

Forward-Looking Statements

This release may contain forward-looking statements or forward-looking information under applicable securities legislation that may not be based on historical fact, including, without limitation, statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "potential", "prospective" and similar expressions. Forward-Looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of Dolly Varden to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, without limitation, risks associated with the speculative nature of exploration and development of minerals; the anticipates substantial future capital expenditures associated with the exploration and development of its assets and there can be no assurance that debt or equity financing will be available; inherent competition in the mining industry; risks associate with volatility in mineral prices; risks inherent in the estimation of mineral resources; environmental risks associated with the exploration and development of mineral properties; the Company is reliant on key personnel; risks associated with working in remote regions; risks associated with maintaining positive community relations; and the other risks disclosed in the Company's annual information form ("AIF") dated April 30, 2025 for the year ended December 31, 2024, which is available on SEDAR+ at www.sedarplus.ca, and in the Company's Form 40-F registration statement as filed with the U.S. Securities and Exchange Commission, which is available on EDGAR at www.sec.gov. The risk factors identified in the Company's public filings are not intended to represent a complete list of factors that could affect the Company. Forward-looking statements are based on management's current expectations and beliefs and assume, among other things, the ability of the Company to satisfy the requirements of listing and registration, and to successfully pursue its current development plans, that future sources of funding will be available to the Company, that relevant commodity prices will remain at levels that are economically viable for the Company and that the Company will receive relevant permits in a timely manner in order to enable its operations, but given the uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. The Company disclaims any obligation to update, or to publicly announce, any such statements, events or developments except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX-V) accepts responsibility for the adequacy or accuracy of this news release.

For further information: Shawn Khunkhun, CEO & Director, 1-604-609-5137, www.dollyvardensilver.com.